UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 13, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEET

	Millions of yen
	As of December 31, 2008
Assets
Cash and Due from Banks	*2	¥5,082,833
Call Loans and Bills Purchased		206,555
Receivables under Resale Agreements		6,865,867
Guarantee Deposits Paid under Securities Borrowing Transactions		6,745,309
Other Debt Purchased		2,981,451
Trading Assets	*2	14,510,987
Money Held in Trust		74,191
Securities	*2, *4	30,161,834
Loans and Bills Discounted	*1, *2	71,199,642
Foreign Exchange Assets		691,828
Other Assets	*2	13,361,007
Tangible Fixed Assets	*2 *3	793,758
Intangible Fixed Assets		292,385
Deferred Tax Assets		840,366
Customers’ Liabilities for Acceptances and Guarantees		4,110,200
Reserves for Possible Losses on Loans		(718,455)
Reserve for Possible Losses on Investments		(1)

Total Assets		¥157,199,763

Liabilities
Deposits		¥72,737,235
Negotiable Certificates of Deposit		9,653,734
Debentures		2,517,275
Call Money and Bills Sold		7,150,471
Payables under Repurchase Agreements		11,941,295
Guarantee Deposits Received under Securities Lending Transactions		6,605,262
Trading Liabilities		8,636,817
Borrowed Money		9,534,162
Foreign Exchange Liabilities		290,475
Short-term Bonds		575,686
Bonds and Notes		4,451,475
Due to Trust Accounts		1,003,441
Other Liabilities		12,864,310
Reserve for Bonus Payments		19,776
Reserve for Employee Retirement Benefits		36,718
Reserve for Director and Corporate Auditor Retirement Benefits		2,049
Reserve for Possible Losses on Sales of Loans		28,022
Reserve for Contingencies		13,550
Reserve for Frequent Users Services		10,572
Reserve for Reimbursement of Deposits		8,768
Reserves under Special Laws		1,750
Deferred Tax Liabilities		8,530
Deferred Tax Liabilities for Revaluation Reserve for Land		104,489
Acceptances and Guarantees		4,110,200

Total Liabilities		152,306,077

Net Assets
Common Stock and Preferred Stock		1,540,965
Capital Surplus		411,227
Retained Earnings		1,146,139
Treasury Stock		(6,222)

Total Shareholders’ Equity		3,092,109

Net Unrealized Gains on Other Securities, net of Taxes		(300,011)
Net Deferred Hedge Gains, net of Taxes		89,651
Revaluation Reserve for Land, net of Taxes		146,627
Foreign Currency Translation Adjustments		(116,682)

Total Valuation and Translation Adjustments		(180,414)

Minority Interests		1,981,991

Total Net Assets		4,893,685

Total Liabilities and Net Assets		¥157,199,763

(2) CONSOLIDATED STATEMENT OF INCOME

	Millions of yen
	For the nine months ended December 31, 2008
Ordinary Income		¥2,777,294
Interest Income		1,658,907
Interest on Loans and Bills Discounted		1,041,034
Interest and Dividends on Securities		352,080
Fiduciary Income		41,291
Fee and Commission Income		366,344
Trading Income		297,436
Other Operating Income		208,117
Other Ordinary Income	*1	205,196

Ordinary Expenses		2,796,500
Interest Expenses		890,590
Interest on Deposits		307,985
Interest on Debentures		13,680
Fee and Commission Expenses		78,062
Trading Expenses		4,309
Other Operating Expenses		240,236
General and Administrative Expenses		888,916
Other Ordinary Expenses	*2	694,385

Ordinary Profits (Losses)		(19,206)

Extraordinary Gains	*3	19,344

Extraordinary Losses	*4	27,092

Income (Loss) before Income Taxes and Minority Interests		(26,953)

Income Taxes:
Current		18,910
Deferred		(8,555)
Total Income Taxes		10,355

Minority Interests in Net Income		13,236

Net Income (Loss)		¥(50,545)

(3) CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of yen
For the nine months ended December 31, 2008
Cash Flow from Operating Activities
(Loss) before Income Taxes and Minority Interests	¥(26,953)
Depreciation	106,290
Losses on Impairment of Fixed Assets	10,759
Amortization of Goodwill	(1)
Equity in (Income) from Investments in Affiliates	(588)
Increase (Decrease) in Reserves for Possible Losses on Loans	34,545
Increase (Decrease) in Reserve for Possible Losses on Investments	(28)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(22,872)
Increase (Decrease) in Reserve for Contingencies	(544)
Increase (Decrease) in Reserve for Bonus Payments	(18,130)
Increase (Decrease) in Reserve for Employee Retirement Benefits	799
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(5,007)
Increase (Decrease) in Reserve for Frequent Users Services	2,223
Increase (Decrease) in Reserve for Reimbursement of Deposits	(846)
Interest Income—accrual basis	(1,658,907)
Interest Expenses—accrual basis	890,590
Losses (Gains) on Securities	282,297
Losses (Gains) on Money Held in Trust	(60)
Foreign Exchange Losses (Gains)—net	657,303
Losses (Gains) on Disposition of Fixed Assets	3,320
Decrease (Increase) in Trading Assets	(1,264,418)
Increase (Decrease) in Trading Liabilities	856,577
Decrease (Increase) in Loans and Bills Discounted	(7,412,715)
Increase (Decrease) in Deposits	(1,663,889)
Increase (Decrease) in Negotiable Certificates of Deposit	(273,612)
Increase (Decrease) in Debentures	(642,167)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	4,853,544
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	295,906
Decrease (Increase) in Call Loans, etc.	(449,438)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	2,323,828
Increase (Decrease) in Call Money, etc.	2,731,443
Increase (Decrease) in Commercial Paper	(30,000)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(322,477)
Decrease (Increase) in Foreign Exchange Assets	56,277
Increase (Decrease) in Foreign Exchange Liabilities	68,744
Increase (Decrease) in Short-term Bonds (Liabilities)	(212,097)
Increase (Decrease) in Bonds and Notes	516,875
Increase (Decrease) in Due to Trust Accounts	(116,505)
Interest and Dividend Income—cash basis	1,686,668
Interest Expenses—cash basis	(899,425)
Other—net	(518,567)

Subtotal	(161,259)

Cash Refunded (Paid) in Income Taxes	58,578

Net Cash Provided by (Used in) Operating Activities	¥(102,681)

	Millions of yen
	For the nine months ended December 31, 2008
Cash Flow from Investing Activities
Payments for Purchase of Securities		¥(59,249,065)
Proceeds from Sale of Securities		47,307,501
Proceeds from Redemption of Securities		14,235,100
Payments for Increase in Money Held in Trust		(65,600)
Proceeds from Decrease in Money Held in Trust		24,193
Payments for Purchase of Tangible Fixed Assets		(34,967)
Payments for Purchase of Intangible Fixed Assets		(80,293)
Proceeds from Sale of Tangible Fixed Assets		5,569
Proceeds from Sale of Intangible Fixed Assets		778

Net Cash Provided by (Used in) Investing Activities		2,143,217

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money		2,505
Repayments of Subordinated Borrowed Money		(70,000)
Proceeds from Issuance of Subordinated Bonds		103,500
Payments for Redemption of Subordinated Bonds		(52,102)
Proceeds from Investments by Minority Shareholders		661,594
Repayments to Minority Shareholders		(355,126)
Cash Dividends Paid		(133,348)
Cash Dividends Paid to Minority Shareholders		(53,837)
Payments for Repurchase of Treasury Stock		(150,357)
Proceeds from Sale of Treasury Stock		176

Net Cash Provided by (Used in) Financing Activities		(46,993)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		(7,855)

Net Increase (Decrease) in Cash and Cash Equivalents		1,985,685

Cash and Cash Equivalents at the beginning of the period		2,055,793
Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation		(0)

Cash and Cash Equivalents at the end of the period	*1	¥4,041,477

(CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE

PREPARATION OF QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS)

For the nine months ended December 31, 2008

1. Change in the Scope of Consolidation

(1) Change in the Scope of Consolidation

In the first quarter, Mizuho Capital Investment (JPY) 3 Ltd. and three other companies were newly consolidated as a result of their establishment and other factors.

In the third quarter, Mizuho Capital Investment (JPY) 4 Ltd. and two other companies were newly consolidated as a result of their establishment.

In the first quarter, Mizuho Credit Co., Ltd. and two other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

(2) Number of consolidated subsidiaries after the change: 150

2. Change in the Application of the Equity Method

(1) Affiliates under the equity method

(a) Change in affiliates under the equity method

In the first quarter, Japan Stockholders Data Service Co., Ltd. and one other company were newly included in the scope of the equity method as affiliates as a result of their establishment.

In the second quarter, Mizuho Corporate Leasing (Thailand) Co., Ltd. was excluded from the scope of the equity method as a result of the disposal of its shares.

In the third quarter, DIAM International Fund Management (Jersey) Ltd. was excluded from the scope of the equity method as a result of dissolution.

(b) Number of affiliates under the equity method after the change: 21

3. Change in the Standards of Accounting Method

(Accounting Standard for Lease Transactions)

As the “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and the “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No.16) are effective from the fiscal year beginning on or after April 1, 2008, MHFG has applied the new accounting standard and guidance beginning with the first quarter of fiscal 2008.

Although MHFG accounted for finance leases that do not involve transfer of ownership to lessee as operating leases, by this application, MHFG accounts for them as normal trade transactions, including the transactions that started before the end of fiscal 2007.

Depreciation of lease assets arising from such transactions is mainly computed by the same method as the one applied to fixed assets owned by us.

The amount of accumulated impact until the end of fiscal 2007 on Income before Income Taxes and Minority Interests is recorded in Extraordinary Losses.

This change increases Lease Assets in Tangible Fixed Assets by ¥9,040 million, Lease Assets in Intangible Fixed Assets by ¥1,478 million, Lease Obligation in Other Liabilities by ¥19,574 million, Extraordinary Losses for the nine months ended December 31, 2008 by ¥10,816 million and Losses before Income Taxes and Minority Interests by ¥8,793 million.

(NOTES TO CONSOLIDATED BALANCE SHEET)

Notes as of December 31, 2008

1. Loans and Bills Discounted include the following:

Loans to Bankrupt Obligors:	¥83,992 million
Non-Accrual Delinquent Loans:	¥575,289 million
Loans Past Due for Three Months or More:	¥19,974 million
Restructured Loans:	¥447,172 million

The above amounts are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

2. The following assets were pledged as collateral:

Trading Assets:	¥5,259,556 million
Securities:	¥12,818,504 million
Loans and Bills Discounted:	¥10,040,910 million
Other Assets:	¥7,006 million
Tangible Fixed Assets:	¥309 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥8,380 million, Trading Assets of ¥451,709 million, Securities of ¥2,513,622 million and Loans and Bills Discounted of ¥974,187 million. Other Assets includes guarantee deposits of ¥121,495 million, collateral pledged for derivatives transactions of ¥1,212,352 million, margins for futures transactions of ¥47,403 million and other guarantee deposits of ¥16,882 million.

3. Accumulated Depreciation of Tangible Fixed Assets amounted to ¥752,828 million.

4. Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,304,783 million.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

For the nine months ended December 31, 2008

1. Other Ordinary Income includes gains on sales of stocks of ¥84,267 million and profits of ¥67,710 million related to credit risk mitigation transactions at some of the Group’s domestic banking subsidiaries.

2. Other Ordinary Expenses includes losses on impairment (“devaluation”) of stocks of ¥280,139 million, losses on write-offs of loans of ¥166,858 million, and provision for reserves for possible losses on loans of ¥97,232 million.

3. Extraordinary Gains includes gains on recovery of written-off claims of ¥15,673 million.

4. Extraordinary Losses includes an amount of ¥10,816 million resulting from the adoption of accounting standards for lease transactions mentioned in changes of fundamental and important matters for the preparation of quarterly consolidated financial statements, losses on impairment of fixed assets of ¥10,759 million and losses on disposition of fixed assets of ¥5,516 million.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

For the nine months ended December 31, 2008

1. Cash and Cash Equivalents at the end of the quarterly period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the quarterly consolidated balance sheet as follows:

As of December 31, 2008	Millions of yen
Cash and Due from Banks	¥5,082,833
Due from Banks excluding central banks	(1,041,355)

Cash and Cash Equivalents	¥4,041,477

(INFORMATION FOR SHAREHOLDERS’ EQUITY)

1. Types and number of issued shares and of treasury stock are as follows:

As of December 31, 2008	Thousands of Shares
Issued shares
Common stock	11,178
Eleventh Series Class XI Preferred Stock	914
Thirteenth Series Class XIII Preferred Stock	36

Total	12,130

Treasury stock
Common stock	11
Eleventh Series Class XI Preferred Stock	2

Total	14

2. Cash dividends distributed by MHFG are as follows (non-consolidated basis):

Resolution	Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
June 26, 2008	Common Stock	113,922	10,000	March 31, 2008	June 26, 2008	Retained earnings
Ordinary General Meeting of Shareholders	Eleventh Series Class XI Preferred Stock	18,874	20,000	March 31, 2008	June 26, 2008	Retained earnings
	Thirteenth Series Class XIII Preferred Stock	1,100	30,000	March 31, 2008	June 26, 2008	Retained earnings

3. Significant changes in the amount of shareholders’ equity

	Millions of yen
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2008	1,540,965	411,093	1,476,129	(2,507)	3,425,680

Changes for the nine months ended December 31, 2008
Cash Dividends	—	—	(133,898)	—	(133,898)
Net Income (Accumulated Period)	—	—	(50,545)	—	(50,545)
Repurchase of Treasury Stock*	—	—	—	(150,357)	(150,357)
Disposition of Treasury Stock	—	133	(96)	273	310
Cancellation of Treasury Stock*	—	—	(146,308)	146,308	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	858	—	858
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	60	60

Total Changes for the nine months ended December 31, 2008	—	133	(329,989)	(3,714)	(333,570)

Balance as of December 31, 2008	1,540,965	411,227	1,146,139	(6,222)	3,092,109

*	MHFG repurchased treasury stock (common stock) (¥149,990 million) in July 2008 on the Tokyo Stock Exchange, and cancelled treasury stock (common stock) (¥146,287 million) in September 2008.

(SEGMENT INFORMATION)

Segment Information by Type of Business

For the nine months ended December 31, 2008

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,430,822	258,222	88,249	2,777,294	—	2,777,294
(2) Inter-segment Ordinary Income	31,033	47,243	97,982	176,259	176,259	—

Total	2,461,856	305,466	186,231	2,953,553	176,259	2,777,294

Ordinary Profits (Losses)	(15,119)	(5,785)	8,147	(12,757)	6,448	(19,206)

Notes:	1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2.	Major components of type of business are as follows:

(1)	Banking Business: banking and trust banking business

(2)	Securities Business: securities business

(3)	Other: investment advisory business and others

Segment Information by Geographic Area

For the nine months ended December 31, 2008

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,023,320	276,713	344,473	132,785	2,777,294	—	2,777,294
(2) Inter-segment Ordinary Income	66,759	84,271	26,982	846	178,860	178,860	—

Total	2,090,080	360,985	371,456	133,632	2,956,154	178,860	2,777,294

Ordinary Profits (Losses)	(62,812)	71,974	(43,663)	21,790	(12,710)	6,495	(19,206)

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

3.      With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, we had previously applied as fair value the valuations obtained from brokers and information vendors based on our determination that such valuations constitute reasonably calculated prices that can be used as a proxy for market prices. Given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

         As a result, Ordinary Profits in Americas increased by ¥548 million and Ordinary Losses in Europe decreased by ¥45,967 million.

Ordinary Income from Overseas Entities

For the nine months ended December 31, 2008

Millions of yen
Ordinary Income from Overseas Entities	753,973
Total Ordinary Income	2,777,294
Ordinary Income of Overseas Entities’ Ratio (%)	27.1

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

(NOTES TO SECURITIES)

Notes as of December 31, 2008

In addition to “Securities” on the quarterly consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1. Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
As of December 31, 2008	Amount on Consolidated BS	Fair Value	Unrealized Gains/Losses (Net)
Japanese Government Bonds	¥90,051	¥90,192	¥140
Japanese Local Government Bonds	38,229	38,261	31
Other	109,199	111,562	2,362

Total	¥237,481	¥240,015	¥2,534

Note:	Fair value is primarily based on the market price at the consolidated balance sheet date.

2. Other Securities which have readily determinable fair value:

	Millions of yen
As of December 31, 2008	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Japanese Stocks	¥2,903,645	¥2,925,064	¥21,419
Japanese Bonds	18,755,819	18,798,075	42,256
Japanese Government Bonds	17,651,459	17,698,960	47,501
Japanese Local Government Bonds	61,087	62,059	972
Japanese Short-term Bonds	—	—	—
Japanese Corporate Bonds	1,043,272	1,037,055	(6,217)
Other	7,833,795	7,485,733	(348,061)
Foreign Bonds	4,568,827	4,487,533	(81,293)
Other Debt Purchased	2,096,259	2,083,400	(12,858)
Other	1,168,708	914,799	(253,909)

Total	¥29,493,260	¥29,208,874	¥(284,385)

Notes:	1. Net Unrealized Gains includes ¥75,596 million which was recognized in the consolidated statement of income by applying the fair-value hedge method and others.

2. Fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

3. Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the nine months ended December 31, 2008 (“impairment” (“devaluation”)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (“devaluation”) for the nine months ended December 31, 2008 was ¥ 334,277 million.

    The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•     Securities whose fair value is 50% or less of the acquisition cost

•     Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(Additional Information)

1. Floating-rate Japanese Government Bonds

For Floating-rate Japanese Government Bonds within Securities, our domestic consolidated banking subsidiaries and some of our domestic consolidated trust banking subsidiaries had been applying market prices to establish book value. Based on our determination that current market prices may not reflect fair value due to the extremely limited volume of actual transactions, we have applied reasonably calculated prices as book value for the third quarter of fiscal 2008.

As a result, compared to applying market price as book value, Securities increased by ¥111,995 million, Deferred Tax Assets decreased by ¥1,501 million, Net Unrealized Gains on Other Securities, net of Taxes increased by ¥104,034 million and Minority Interests increased by ¥6,458 million.

In deriving the reasonably calculated price, we used the Discounted Cash Flow Method as well as other methods.

The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

2. Securitization Products

With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, we had previously applied as fair value the valuations obtained from brokers and information vendors based on our determination that such valuations constitute reasonably calculated prices that can be used as a proxy for market prices. Given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

As a result, Securities increased by ¥70,265 million and Net Unrealized Gains on Other Securities, net of Taxes increased by ¥23,750 million. In addition, Other Operating Expenses decreased by ¥20,197 million, losses due to the discontinuation of business regarding credit investments primarily in Europe within Other Ordinary Expenses decreased by ¥26,317 million, which led to an decrease in Ordinary Losses of ¥46,515 million.

The book value that was reasonably calculated based on the reasonable estimates of our management mentioned above is ¥446,756 million. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

(NOTES TO MONEY HELD IN TRUST)

As of December 31, 2008

1. Money Held in Trust Held to Maturity:

There was no Money Held in Trust held to maturity.

2. Other (other than for investment purposes and held to maturity purposes)

	Millions of yen
As of December 31, 2008	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Other	¥1,307	¥1,270	¥(36)

Note:	Fair value of Other is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date and other.

(SUBSEQUENT EVENTS)

The “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No.88 of 2004, the “Settlement Rationalization Law”) took effect on January 5, 2009. Because fractional shares are no longer handled under the new “book-entry transfer system” after the implementation of the electronic share certificate system, the ordinary general meeting of shareholders resolved on June 26, 2008 to allot shares or fractions of a share without consideration to all the shareholders or the holders of fractional shares, pursuant to the provisions of Article 88 of the “Law Concerning Adjustment and Coordination of Relevant Laws in Association with the Enforcement of the Company Law” (Law No.87 of 2005), the “Adjustment Law”) and the allotment was conducted on January 4, 2009. The details are as follows:

(a) Method of computing shares and fractions for allotment

The allotment is conducted by allotting the same type of shares and fractions of a share respectively to the shareholders or the holders of fractional shares, depending on the number of shares of common stock, shares of each class of preferred stock and fractional shares held by the shareholders and holders of fractional shares, without any additional consideration, and such allotment will be made at the rate of 999 shares per one (1) share and 9.99 shares per every 0.01 of a share.

(b) The effective date of the allotment of shares or fractions of a share without consideration

January 4, 2009, the day preceding the enforcement date of the “Settlement Rationalization Law.”

At the same time, MHFG has adopted the unit share system and, accordingly, the number of shares constituting one (1) unit of shares changed to one thousand (1,000) pursuant to Article 88, Paragraph 5 of the Adjustment Law. In addition, in conjunction with the adoption of the unit share system, in order to lower the minimum investment amount to one-tenth (1/10), it was resolved at the meeting of the Board of Directors held on May 15, 2008 to make an amendment to the Articles of Incorporation, with which the number of shares constituting one (1) unit of shares will be lowered from 1,000 to 100 pursuant to Article 195 of the Company Law, the day preceding the date the Settlement Rationalization Law becomes effective being the effective date. In response to the resolution, we lowered the number of shares constituting one (1) unit of shares from 1,000 to 100 on January 4, 2009.

Per share information as of or for the fiscal year ended March 31, 2008, assuming that the allotment of shares or fractions of a share without consideration were conducted at the beginning of the year and per share information as of or for the nine months ended December 31, 2008, assuming that the allotment of shares or fractions of a share without consideration were conducted at the beginning of the period are as follows:

	Yen
	As of March 31, 2008	As of December 31, 2008
Net Assets per Share of Common Stock	¥254.72	¥175.78

	Yen
	Fiscal 2007	For the nine months ended December 31, 2008
Net Income (Loss) per Share of Common Stock	¥25.37	¥(4.49)
Diluted Net Income per Share of Common Stock	24.64	—

Note:	Diluted Net Income per Share of Common Stock is not required to be disclosed due to Net Loss per Share of Common Stock for the nine months ended December 31, 2008.